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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                          Drew Industries Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
                         (Title of Class of Securities)

                                   26168L 205
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,936,920 shares, which constitute approximately 28.3% of the total number of shares outstanding. All ownership percentages assume that there are 10,366,303 shares outstanding, including 177,300 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 26168L 205                                          Page 2 of 45 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Leigh J. Abrams
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF/OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Leigh J. Abrams is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    174,808(1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           174,808(1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,806(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 3 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 4,002 Shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Excludes 50,000 shares subject to an option at $9.3125 per share, and 15,000 shares subject to an option at $25.56 per share.

(2) Excludes 4,002 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child. Includes 40,000 shares subject to an option at $9.3125 which are exercisable within 60 days. Excludes 10,000 shares subject such option which are not exercisable within 60 days. Also excludes 15,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 26168L 205                                          Page 4 of 45 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Edward W. Rose, III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Edward W. Rose, III is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,712,780 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,712,780 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,737,780 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 5 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 84,000 shares held by each of Cardinal Investment Company, Inc. Pension Plan and Cardinal Investment Company, Inc. Profit Sharing Plan, of each of which Mr. Rose is Trustee. Includes 100,700 shares held by Cardinal Partners L.P. of which Cardinal Investment Company, Inc. is the general partner. Mr. Rose is the sole owner of Cardinal Investment Company, Inc. Excludes shares subject to presently exercisable options for
      (i) 5,000 shares at $11.792 per share, (ii) 5,000 shares at $9.204 per share, (iii) 5,000 shares at $5.679 per share, iv)5,000 shares at $9.25 per share, and (v) 5,000 shares at $15.75. Also excludes deferred stock units for 6,839 shares of Stock.

2) Includes 84,000 shares held by each of Cardinal Investment Company, Inc. Pension Plan and Cardinal Investment Company, Inc. Profit Sharing Plan, of each of which Mr. Rose is Trustee. Includes 100,700 shares held by Cardinal Partners L.P. of which Cardinal Investment Company, Inc. is the general partner. Mr. Rose is the sole owner of Cardinal Investment Company, Inc. Includes shares subject to options for (i) 5,000 shares at $11.792 per share, (ii) 5,000 shares at $9.204 per share, (iii) 5,000 shares at $5.679 per share, (iv)5,000 shares at $9.25 per share, and 5,000 shares at $15.75, all of which are exercisable within 60 days. Excludes deferred stock units for 6,839 shares of Stock.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 26168L 205                                          Page 6 of 45 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Marshall B. Payne
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Marshall B. Payne is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    183,600
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        22,500 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           183,600
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    22,500 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     189,225 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 7 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 22,500 shares owned by Scout Ventures in which Mr. Payne has a 25% interest.

(2)   Includes 5,625 shares representing a 25% interest in Scout Ventures.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 26168L 205                                          Page 8 of 45 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Fredric M. Zinn
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Fredric M. Zinn is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    35,240 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           35,240 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,040 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 9 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 10,000 shares subject to an option at $8.8125 per share, 12,000 shares subject to an option at $9.10 per share, and 15,000 shares subject to an option at $25.56 per share.

(2) Includes 7,000 shares subject to an option at $8.8125 per share and 4,800 shares subject to an option at $9.10 per share, which are exercisable within 60 days. Excludes 3,000 shares subject to an option at $8.8125 per share, 7,200 shares subject to an option at $9.10 per share, and 15,000 shares subject to an option at $25.56 per share, none of which are exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 10 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David L. Webster
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     David L. Webster is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    157,840 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           157,840 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,840 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 11 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 50,000 shares subject to an option at $9.3125 per share and 15,000 shares subject to an option at $25.56 per share.

(2) Includes 40,000 shares subject to an option at $9.3125 per share, which is presently exercisable. Excludes 10,000 shares subject to such option which is not exercisable within 60 days. Also excludes 15,000 shares subject to an option at $25.56 per share which is not exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 12 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Domenic D. Gattuso
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Domenic D. Gattuso is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,942 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,942 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,942 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 13 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 10,000 shares subject to an option at $8.8125 per share, 5,000 shares subject to an option at $9.10 per share, and 5,000 shares subject to an option at $25.56 per share.

(2) Includes 8,000 shares subject to an option at $8.8125 per share, and 2,000 shares subject to an option at $9.10 per share, which are exercisable within 60 days. Excludes 2,000 shares subject to an option at $8.8125 per share, 3,000 shares subject to an option at $9.10 per share, and 5,000 shares subject to an option at $25.50 per share, none of which are exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 14 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Catherine A. Gero
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Catherine A. Gero is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    (0)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        109,160 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           (0)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    109,160 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     109,160 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 15 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1)   Includes 109,160 shares held jointly with James F. Gero.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 16 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     James F. Gero
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     James F. Gero is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        109,160 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    109,160 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,160 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 17 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 109,160 shares held jointly with Catherine A. Gero. Excludes shares subject to options for (i) 5,000 shares at $11.792 per share, (ii) 5,000 shares at $9.204 per share, (iii) 5,000 shares at $5.679 per share,
      (iv) 5,000 shares at $9.25 per share, and (v) 5,000 shares at $15.75 per share. Also excludes deferred stock units for 3,660 shares of stock.

(2) Includes 109,160 shares held jointly with Catherine A. Gero. Includes shares subject to options for (i) 5,000 shares at $11.792 per share, (ii) 5,000 shares at $9.204 per share, (iii) 5,000 shares at $5.679 per share.
      (iv) 5,000 shares at $9.25 per share, and 5,000 shares at $15.75 per share, all of which are exercisable within 60 days. Excludes deferred stock units for 3,660 shares of Stock.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 18 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gene H. Bishop
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Gene H. Bishop is a citizen of the United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    92,600 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           92,600 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,600 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 19 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 2,000 shares for which Gene H. Bishop is custodian for his children. Excludes shares subject to presently exercisable options for (i) 5,000 shares at $9.204 per share, (ii) 5,000 shares at $5.679 per share,
      (iii) 5,000 shares at $9.25 per share, and (iv) 5,000 shares at $15.75 per share.

(2) Includes 2,000 shares for which Gene A. Bishop is custodian for his children. Includes shares subject to options for (i) 5,000 shares at $9.204 per share, 5,000 shares at $5.679 per share, (iii) 5,000 shares at $9.25 per share, (iv) 5,000 shares at $15.75 per share, all of which are exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 20 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     John F. Cupak
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     John F. Cupak is a citizen of the United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,830 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,830 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,330 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 21 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 3,000 shares subject to an option at $8.8125 per share, and 10,000 shares subject to an option at $9.10 per share, and 9,000 shares subject to an option at $25.56 per share.

(2) Includes 1,500 shares subject to an option at $8.8125 per share and 4,000 shares subject to an option at $9.10 per share, which are exercisable within 60 days. Excludes 1,500 shares subject to an option at $8.8125 per share, 6,000 shares subject to an option at $9.10 per share and 9,000 shares subject to an option at $25.56 per share, none of which are exercisable within 60 days.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 22 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scout Ventures
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Scout Ventures is a Texas general partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 23 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Scout Ventures is a Texas general partnership owned equally by Marshall B. Payne, Robert B. Payne Jr., Susan Payne Madole and Robert B. Payne Sr.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 24 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robert B. Payne, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Robert B. Payne, Jr. is a citizen of the United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 25 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 22,500 shares held by Scout Ventures in which Mr. Payne owns a 25% interest

(2) Includes 5,625 shares representing a 25% interest in Scout Ventures which holds 22,500 shares.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 26 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robert B. Payne, Sr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Robert B. Payne, Sr. is a citizen of the United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 27 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 22,500 shares held by Scout Ventures in which Mr.Payne owns a 25% interest.

(2) Includes 5,625 shares representing a 25% interest in Scout Ventures which holds 22,500 shares.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 26168L 205                                         Page 28 of 45 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Susan Payne Madole
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Susan Payne Madole is a citizen of the United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 29 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 22,500 shares held by Scout Ventures in which Mr. Payne owns a 25% interest.

(2) Includes 5,625 shares representing a 25% interest in Scout Ventures which holds 22,500 shares.

CUSIP No. 26168L 205                  13D                    Page 30 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

      Pursuant to Rule 13d-2 (2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"),each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the "Stock"), Amendment No. 1 thereto dated October 30, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated, July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto thereto dated June 1, 1999, and Amendment No. 12 thereto dated November 21, 2000: Leigh J. Abrams ("LJA"), Edward W. Rose, III ("EWR"), Evelyn D. Potter Rose ("EPR"), Marshall B. Payne ("MBP"), Kathleen Wright ("KW"), Cardinal Investment Company, Inc. Pension Plan ("CIPP"), Cardinal Investment Company, Inc. Profit Sharing Plan ("CICPS"),Susan Payne Madole ("SPM"), Robert B. Payne, Jr. ("RBP"), Fredric M. Zinn ("FMZ"), David L. Webster ("DLW"), Domenic D. Gattuso ("DDG"), Robert B. Payne, Sr. ("RP"), Scout Ventures ("SV"), James F. Gero ("JFG"), Catherine A. Gero, ("CAG"), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust ("LST"), Gene H. Bishop ("GHB"), John
F. Cupak ("JFC"), William Edward Rose (WER"), Lela Helen Rose ("LHR"), and Cardinal Partners, L.P. ("CPLP") which persons are sometimes referred to herein as the "Reporting Persons". The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a "group" within the meaning of Section 13d-3 of the Act, although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205                  13D                    Page 31 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 1.Security and Issuer
No Material Change

Item 2.Identity and Background

      Item 2 is hereby partially amended by deleting the information related to HJK, HFM, and P&M and thereby removing such persons from any group within the meaning of Section 13d-3 of the Act with respect to the Stock, to the extent that any such group shall be deemed to exist.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, MBP, LJA, FMZ, DLW, DDG, CAG, JFG, GHB, JFC, SV, RBP, RP, and SPM.

      EWR expended an aggregate of $2,116,053 for the shares owned by him exclusive of (i) shares subject to options (ii) shares held as Trustee for CIPP and CIPST, and (iii) Shares held by CPLP.

      MBP expended an aggregate of $411,856 for the shares owned by him, excluding of shares owned by SV.

      LJA expended an aggregate of $303,835 for the shares owned by him, exclusive of shares subject to options.

      FMZ expended an aggregate of $58,763 for the shares owned by him, exclusive of shares subject to options.

      DLW expended an aggregate of $205,133 for the shares owned by him, exclusive of shares subject to options.

      DDG expended an aggregate of $19,070 for the shares owned by him, exclusive of shares subject to options.

      CAG and JFG expended an aggregate of $644,481 for the shares owned by them, exclusive of shares subject to options.

      GHB expended an aggregate of $644,601 for the shares owned by him, exclusive of shares subject to options.

      JFC expended an aggregate of $35,963 for the shares owned by him, exclusive of shares subject to options.

      SV expended an aggregate of $15,922 for the shares owned by it.

CUSIP No. 26168L 205                  13D                    Page 32 of 45 Pages

                                             ATTACHMENT  TO SCHEDULE 13D

            Item 3 is hereby partially amended by deleting the information for HJK, HFM, and P&M who are no longer included in this Schedule 13D.

Item 4. Purpose of Transaction

            No material change.

Item 5. Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, MBP, FMZ, DLW, DDG, CAG, JFG, GHB, JFC, SV, RBP, RP, and SPM.

      Because of LJA's sole ownership of 210,806 shares including 40,000 shares pursuant to options exercisable within 60 days, but excluding 4,002 shares held by Mr. Abrams as custodian under the New York Uniform Gift to Minors Act for the benefit of his children, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 210,806, constituting approximately 2.0% of the outstanding shares of Stock.

      Because of (i) EWR's sole ownership of 1,468,480 shares including 25,000 shares pursuant to options exercisable within 60 days, (ii) his sole voting and dispositive power as Trustee over the shares owned by CIPP and CIPSP, each of which owns 84,000 shares, and (iii) his ownership of Cardinal Investment Company, the general partner of CPLP which own 100,700 shares, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,737,780, constituting approximately 16.8% of the outstanding shares of Stock.

      Because of (i) MBP's sole ownership of 183,600 shares and (ii) his 25% interest in SV which owns 22,500 shares, the aggregate number of shares of Stock owned beneficially by MBP pursuant to Rule 13d-3 is 189,225 constituting approximately 1.8% of the outstanding shares of the Stock.

      Because of FMZ's sole ownership of 47,040 shares,including 11,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 47,040 constituting approximately 0.5% of the outstanding shares of the Stock.

CUSIP No. 26168L 205                  13D                    Page 33 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

      Because of DLW's sole ownership of 197,840 shares,including 40,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by DLW pursuant to Rule 13d-3 is 197,840 constituting approximately 1.9% of the outstanding shares of the Stock.

      Because of DDG's sole ownership of 14,942 shares,including 10,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of 14,942 the Stock owned beneficially by DDG pursuant to Rule 13d-3 is 14,942 constituting approximately 0.1% of the outstanding shares of the Stock.

      Because of the joint ownership by JFG and CAG of 109,160 shares, the aggregate number of shares of Stock owned beneficially by them jointly pursuant to Rule 13d-3 is 109,160 shares, constituting approximately 1.1% of the outstanding shares of the Stock.

      Because of JFG's sole ownership of options exercisable within 60 days to purchase of 25,000 shares of Stock, and the 109,160 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 134,160 shares, constituting approximately 1.3% of the outstanding shares of the Stock.

      Because of GHB's sole ownership of 112,600 shares including 2,000 shares for which he acts as custodian for his children and 25,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock beneficially by GHB pursuant to Rule 13d-3 is 112,600 constituting approximately 1.1% of the outstanding shares of the Stock.

      Because of JFC's sole ownership of 12,330 shares including 5,500 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 12,330 constituting approximately 0.1% of the outstanding shares of the Stock.

      The aggregate number of shares of Stock beneficially owned by SV pursuant to Rule 13d-3 is 22,500, constituting approximately 0.2% of the outstanding shares of the Stock.

      Because RBP's 25% interest in SV which owns 22,500 shares, the aggregate number of shares of Stock owned beneficially by MBP pursuant to Rule 13d-3 is 5,625 constituting 0.1% of the outstanding shares of the Stock.

CUSIP No. 26168L 205                  13D                    Page 34 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

      Because RP's 25% interest in SV which owns 22,500 shares, the aggregate number of shares of Stock owned beneficially by MBP pursuant to Rule 13d-3 is 5,625 constituting 0.1% of the outstanding shares of the Stock.

      Because of SPM's 25% interest in SV which owns 22,500 shares, the aggregate number of shares of Stock owned beneficially by MBP pursuant to Rule 13d-3 is 5,625 constituting 0.1% of the outstanding shares of the Stock.

      Paragraph (a) of Item 5 is hereby partially amended by deleting the information for HJK, HFM and P&M who are no longer included in this Schedule 13D.

      Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, MBP, FMZ, DLW, DDG, CAG, JFG, GHB, JFC, SV, RBP, RP, and SPM.

      LJA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 174,808 shares, excluding 40,000 shares subject to options which are exercisable within 60 days.

      EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,712,780 shares, excluding 25,000 shares subject to options which are exercisable within 60 days.

      MBP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 183,600 shares, and shared power to vote or direct the vote and to dispose or direct the disposition of 22,500 shares.

      FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 35,240 shares, excluding 11,800 shares subject to options which are exercisable within 60 days.

      DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 197,840 shares, excluding 40,000 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205                  13D                    Page 35 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

      DDG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,942 shares, excluding 10,000 shares subject to options which are exercisable within 60 days.

      JFG has no sole power to vote or to direct the vote and to dispose or direct the disposition of any shares, excluding 25,000 shares subject options which are exercisable within 60 days, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 109,160 shares.

      GHB has the sole power to vote or direct disposition of 92,600 shares, excluding 20,000 shares subject to options which are exercisable within 60 days.

      JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,830 shares, excluding 5,500 shares subject to options which are exercisable within 60 days.

      SV has the sole power to vote or direct the vote and to dispose or direct the disposition of 22,500 shares.

      Paragraph (b) of Item 5 is hereby partially amended by deleting the information for HJK, HFM, and P&M who are no longer included in this Schedule 13D.

CUSIP No. 26168L 205                  13D                    Page 36 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13d

      Paragraph (c) of Item 5 is hereby amended by adding at the end thereof the following:

      Since November 21, 2000, the date of Amendment No. 12 to this Statement of
Schedule 13D, the following transactions in shares of the Stock were affected by the Reporting Persons:

On November 29, 2000, EWR purchased 5,000 shares of Stock at $5.66 per share in a private transaction.

On November 29, 2000, JFG purchased 20,000 shares of Stock at $5.66 per share in a private transaction.

On December 31, 2000, an option to purchase 5,000 shares of Stock at $7.35 per share, held by GHB, expired.

On December 31, 2000, an option to purchase 5,000 shares of Stock at $7.35 per share, held by JFG, expired.

On December 31, 2000, an option to purchase 5,000 shares of Stock at $7.35, held by EWR, expired.

On December 31, 2000, EWR was granted an option to purchase 5,000 shares of Stock at $5.68 per share.

On December 31, 2000, JFG was granted an option to purchase 5,000 shares of Stock at $5.68 per share

On December 31, 2000, GHB was granted an option to purchase 5,000 shares of Stock at $5.68 per share

On November 15, 2001, HJK was granted an option to purchase 10,000 shares of Stock at $9.10 per share.

On November 15, 2001, FZ was granted an option to purchase 12,000 shares of Stock at $9.10 per share.

On November 15, 2001, JFC was granted option to purchase 10,000 shares of Stock at $9.10 per share.

CUSIP No. 26168L 205                  13D                    Page 37 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13d

On November 15, 2001, DDG was granted an option to purchase 5,000 shares of Stock at $9.10 per share.

On December 17, 2001, EWR purchased 69,000 shares of Stock at $8.75 per share in a private transaction.

On December 17, 2001, EWR sold 30,000 shares of Stock at $8.75 per share in a private transaction.

On December 31, 2001, an option to purchase 5,000 shares of Stock at $10.75 per share, held by GHB expired.

On December 31, 2001, an option to purchase 5,000 shares of Stock at $10.75 per share, held by EWR, expired.

On December 31, 2001, an option to purchase 5,000 shares of Stock at $10.75 per share, held by JFG, expired.

On December 31, 2001, EWR was granted an option to purchase 5,000 shares of Stock at $9.25 per share.

On December 31, 2001, JFG was granted an option to purchase 5,000 shares of Stock at $9.25 per share.

On December 31, 2001, GHB was granted an option to purchase 5,000 shares of Stock at $9.25 per share.

On March 6, 2002 DDG, sold 2,500 shares of Stock at $14.60 per share in the open market.

On March 13, 2002 GHB, sold 1,000 shares of Stock held as custodian for his child at $13.25 per share in the open market.

On April 26, 2002 HFM, sold 1,000 shares of Stock at $14.60 per share in the open market.

On April 29, 2002 HFM, sold 1,000 shares of Stock at $15.15 per share in the open market.

On May 2, 2002 HFM, sold 1,000 shares of Stock at $15.40 per share in the open market.

On May 7, 2002 HFM, sold 1,000 shares of Stock at $15.65 per share in the open market.

CUSIP No. 26168L 205                  13D                    Page 38 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13d

On May 9, 2002, HFM sold 200 shares of Stock at $16.30 per share in the open market

On May 10, 2002, HFM sold 800 shares of Stock at $16.30 per share in the open market.

On May 13, 2002, HJK exercised options to purchase 5,800 shares of Stock at $12.13 per share and $8.81 per share.

On May 15, 2002, HJK sold 5,800 shares of Stock at $16.20 per share in the open market.

On May 28, 2002, EWR donated 97,000 shares of Stock.

On June 30, 2002, EWR received deferred stock units for 297 shares of stock.

On June 30, 2002, JFG received deferred stock units for 111 shares of Stock

On July 8, 2002, HFM sold 100 shares of Stock at $17.05 per share in the open market.

On September 30, 2002, EWR received deferred stock units for 1,099 shares of Stock.

On September 30, 2002, JFG received deferred stock units for 479 shares of Stock.

On November 8, 2002, DDG sold 2,700 shares of Stock at $16.50 per share.

On November 11, 2002, DDG sold 400 shares of Stock at $16.50 per share in the open market.

On November 12, 2002, DDG exercised an option to purchase 3,100 shares of Stock at $12.13 per share.

On December 6, 2002, EWR exercised an option to purchase 5,000 shares of Stock at $12.48 per share.

On December 17, 2002, GHB exercised an option to purchase 5,000 shares of Stock at $12.48 per share.

On December 20, 2002, JFG exercised an option to purchase 5,000 shares of Stock at $12.48 per share.

CUSIP No. 26168L 205                  13D                    Page 39 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13d

On December 31, 2002, DDG sold 2,000 shares of Stock at $16.50 per share in the open market.

On December 31, 2002, EWR was granted an option to purchase 5,000 shares of Stock at $15.75 per share.

On December 31, 2002, JFG was granted an option to purchase 5,000 shares of Stock at $15.75 per share.

On December 31, 2002, GHB was granted an option to purchase 5,000 shares of Stock at $15.75 per share.

On January 6, 2003, EWR received deferred stock units for 1,087 shares of Stock.

On January 6, 2003, JFG received deferred stock units for 470 shares of Stock.

On January 7, 2003, DDG exercised an option to purchase 2,000 shares of Stock at $12.13 per share.

On February 6, 2003, EWR donated 100,000 shares of Stock.

On March 3, 2003, LJA exercised an option to purchase 10,000 shares of Stock at $12.13 per share.

On March 3, 2003, FZ exercised an option to purchase 5,000 shares of Stock at $12.13 per share.

On March 3, 2003, DLW exercised an option to purchase 15,000 shares of Stock at $12.13 per share.

On March 3, 2003, DDG exercised an option to purchase 4,900 shares of Stock at $12.13 per share.

On March 3, 2003, EWR purchased 17,400 shares of Stock at $15.30 per share in a private transaction.

On March 3, 2003, LJA sold 10,000 shares of Stock at $15.30 per share in a private transaction.

On March 3, 2003, FZ sold 5,000 shares of Stock at $15.30 per share in a private transaction.

On March 3, 2003, DLW sold 15,000 shares of Stock at $15.30 per share in a private transaction.

CUSIP No. 26168L 205                  13D                    Page 40 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

On March 3, 2003, DDG sold 4,900 shares of Stock at $15.30 per share in a private transaction.

On March 31, 2003, EWR received deferred stock units for 1,733 shares of Stock.

On March 31, 2003, JFG received deferred stock units for 905 shares of Stock.

On May 15, 2003, HJK exercised an option to purchase 4,200 shares of Stock at $12.13 per share and $8.81 per share.

On May 15, 2003, HJK sold 4,200 shares of Stock at $15.70 per share in the open market.

On May 19, 2003, HFM sold 2,000 shares of Stock at $15.65 per share in the open market

On May 30, 2003, HFM sold 1,000 shares of Stock at $16.63 per share in the open market.

On June 4, 2003, JFC sold 3,200 shares of Stock at $16.75 per share in the open market.

On June 5, 2003, JFC exercised an option to purchase 3,500 shares of Stock at $12.13 per share.

On June 5, 2003, JFC sold 300 shares of Stock at $16.75 per share in the open market.

On June 11, 2003, HFM sold 1,000 shares of Stock at $17.50 per share in the open market.

On June 30, 2003, EWR received deferred stock units for 1,547 shares of Stock.

On June 30, 2003, JFG received deferred stock units for 957 shares of Stock.

On September 10, 2003, MBP donated 10,000 shares of Stock.

On September 16, 2003, EWR donated 120,000 shares of Stock.

On September 30, 2003, EWR received deferred stock units for 1,077 shares of Stock.

On September 30, 2003, JFG received deferred stock units for 737 shares of Stock.

CUSIP No. 26168L 205                  13D                    Page 41 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

On October 2, 2003, HFM sold 1,000 shares of Stock at $18.85 per share in the open market.

On October 9, 2003, SV donated 7,000 shares of Stock.

On October 27, 2003, GHB donated 10,000 shares of Stock.

On October 29, 2003, HFM sold 100 shares of Stock at $25.80 per share in the open market.

On October 29, 2003, HFM sold 100 shares of Stock at $25.61 per share in the open market.

On October 29, 2003, HFM sold 1,800 shares of Stock at $25.50 per share in the open market.

On October 31, 2003, FMZ sold 2,000 shares of Stock at $25.59 per share in the open market.

On October 31, 2003, FMZ sold 2,900 shares of Stock at $25.00 per share in the open market.

On November 3, 2003, LJA donated 500 shares of Stock.

On November 3, 2003, DDG sold 6,000 shares of Stock at $25.02 per share in the open market.

On November 3, 2003, DDG sold 9,000 shares of Stock at $25.00 per share in the open market.

On November 6, 2003, JFC sold 4,300 shares of Stock at $25.35 per share in the open market.

On November 6, 2003, JFC sold 200 shares of Stock at $25.55 per share in the open market.

On November 6, 2003, JFC exercised an option to purchase 4,500 shares of Stock at $8.81 per share.

On November 7, 2003, HFM sold 1,000 shares of Stock at $25.70 per share in the open market.

On November 7, 2003, FMZ sold 5,000 shares of Stock at $25.60 per share in the open market.

CUSIP No. 26168L 205                  13D                    Page 42 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

On November 7, 2003, FMZ exercised an option to purchase 5,000 shares of Stock at $8.81 per share.

On November 13, 2003, LJA sold 50,000 shares of Stock at $24.90 per share in the open market.

On November 13, 2003, MBP sold 50,000 shares of Stock at $24.90 per share in the open market.

On November 13, 2003, LJA was granted an option to purchase 15,000 shares of Stock at the exercise price of $25.56 per share.

On November 13, 2003, DLW was granted an option to purchase 15,000 shares of Stock at the exercise price of $25.56 per share.

On November 13, 2003, FMZ was was granted an option to purchase 15,000 shares of Stock at the exercise price of $25.56 per share.

On November 13, 2003, JFC was granted an option to purchase 9,000 shares of Stock at the exercise price of $25.56 per share.

On November 13, 2003, DDG was granted an option to purchase 5,000 shares of Stock at the exercise price of $25.56 per share.

On December 5, 2003, GHB exercised an option to purchase 5,000 shares of Stock at $11.792 per share.

On December 8, 2003, DLW sold 50,000 shares of Stock at $26.00 per share in a private transaction.

On December 8, 2003, HFM sold 15,000 shares of Stock at $26.00 per share in a private transaction.

In 2002 LJA Distributed 4,002 shares of Stock to his adult child.

In 2002 LJA purchased 40 shares of Stock at $15.00 per share.

CUSIP No. 26168L 205                  13D                    Page 43 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No Significant change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

            No significant change.

CUSIP No. 26168L 205                  13D                    Page 44 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 16, 2003


                                  ----------------------------------------
                                  Leigh J. Abrams, on his own behalf, and
                                  as Attorney-in-fact for:
                                        Edward W. Rose, III(1)
                                        Evelyn D. Potter Rose(1)
                                        Marshall B. Payne(1)
                                        Kathleen Wright(1)
                                        Cardinal Investment Company, Inc.
                                           Pension Plan(1)
                                        Cardinal Investment Company, Inc.
                                           Profit Sharing Plan(1)
                                        Susan Payne Madole(1)
                                        Robert B. Payne(1)
                                        Fredric M. Zinn (2)
                                        David L. Webster (2)
                                        Domenic D. Gattuso(2)
                                        Robert B. Payne, Sr.(2)
                                        Scout Ventures(2)
                                        James F. Gero  (3)
                                        Gene H. Bishop(4)
                                        Larry Schoenbrun(4)
                                        John F. Cupak(4)
                                        William Edward Rose (5)
                                        Lela Helen Rose(5)
                                        Cardinal Partners L.P.(5)

----------

      (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205                  13D                    Page 45 of 45 Pages

                           ATTACHMENT TO SCHEDULE 13D

                                    Exhibit E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: December 16, 2003


                                  -----------------------------------------
                                  Leigh J.Abrams, on his own behalf, and as
                                  Attorney-in-fact for:
                                        Edward W. Rose, III(1)
                                        Evelyn D. Potter Rose(1)
                                        Marshall B. Payne(1)
                                        Kathleen Wright(1)
                                        Cardinal Investment Company, Inc.
                                          Pension Plan(1)
                                        Cardinal Investment Company, Inc.
                                          Profit Sharing Plan(1)
                                        Susan Payne Madole (1)
                                        Robert B. Payne(1)
                                        Fredric M. Zinn (2)
                                        David L. Webster (2)
                                        Domenic D. Gattuso(2)
                                        Robert B. Payne, Sr.(2)
                                        Scout Ventures(2)
                                        James F. Gero  (3)
                                        Gene H. Bishop(4)
                                        Larry Schoenbrun(4)
                                        John F. Cupak(4)
                                        William Edward Rose(5)
                                        Lela Helen Rose (5)
                                        Cardinal Partners L.P.(5)

      (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 3D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.